UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

CONTENTS

Rights Plan Amendment

On December 19, 2024, Stratasys Ltd. (the “Company”) entered into an Amendment (the “First Amendment”) to that certain Shareholder Rights Agreement, dated as of December 21, 2023 (as amended, the “Rights Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as rights agent. The First Amendment was effective immediately prior to the expiration of the Company’s share purchase rights (the “Rights”) under the Rights Agreement, and extends the date of expiration of the Rights (the “Expiration Date”) to December 19, 2025. Other than that extension, the First Amendment does not make any other changes to the Rights Agreement.

The description of the Rights set forth under “Summary of the New Rights Plan” in the Company’s Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) furnished to the Securities and Exchange Commission on December 21, 2023 (the “Original Form 6-K”), as modified by the extended Expiration Date, is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to the full text of the Rights Agreement and the First Amendment, which serve as Exhibits 4.1 and 4.2, respectively, to this Form 6-K and which are incorporated herein by reference.

Incorporation by Reference

The contents of this Form 6-K, including Exhibits 4.1, and 4.2 hereto, are incorporated by reference into the Company’s registration statements on Form S-8, SEC file numbers 333-190963, 333-236880, 333-253694, 333-262951, 333-262952, 333-27049 and 333-277836, filed by the registrant with the SEC on September 3, 2013, March 4, 2020, March 1, 2021, February 24, 2022, February 24, 2022, March 3, 2023 and March 12, 2024, respectively, and Form F-3, SEC file number 333-251938, filed by the Registrant with the SEC on January 7, 2021, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
4.1
Shareholder Rights Agreement, dated as of December 21, 2023, between Stratasys Ltd. and Continental Stock Transfer & Trust Company, as rights agent, which includes the Form of Right Certificate (Exhibit A) and the Form of Summary of Rights (Exhibit B) appended thereto (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Company to the SEC on December 21, 2023)

4.2	First Amendment to Shareholder Rights Agreement, dated as of December 19, 2024, between Stratasys Ltd. and Continental Stock Transfer & Trust Company, as rights agent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: December 20, 2024	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer